                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                       TO 13d-1(a) AND AMENDMENTS THERETO
                                FILED PURSUANT TO
                                    13D-2(A)

                                (AMENDMENT NO. 2)

                              NALCO HOLDING COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62985Q 10 1
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                                 (CUSIP Number)

                               Stephen N. Landsman
              Vice President, General Counsel & Corporate Secretary
                                    Nalco LLC
                               1601 W. Diehl Road
                              Naperville, IL 60563
                               Phone: 630-305-1554
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 22, 2005
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                       2 of 5

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1   Name of Reporting Person
    I.R.S. IDENTIFICATION OF ABOVE PERSON

         Nalco LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                     7    SOLE VOTING POWER

                               57,202,258 shares of Common Stock (see Item 5)
                    ------------------------------------------------------------
NUMBER OF SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                0
REPORTING PERSON    ------------------------------------------------------------
      WITH           9    SOLE DISPOSITIVE POWER

                               57,202,258 shares of Common Stock (see Item 5)
                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                               0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         57,202,258 shares of Common Stock (see Item 5)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.4%
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14  TYPE OF REPORTING PERSON

         OO
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CUSIP No. 62985Q 10 1                  13D                           Page 2 of 5

                                   Page 2 of 5

     This Amendment No. 2 supplements and amends Item 5 of the Statement on
Schedule 13D filed on November 24, 2004 as amended by Amendment No. 1 to the
Statement on Schedule 13D filed on August 19, 2005 (as so amended, the
"Statement on Schedule 13D") by Nalco LLC, a Delaware limited liability company
("Nalco LLC" or the "Reporting Person"), relating to the shares of common stock, par value $0.01 (the "Common Stock"), of Nalco Holding Company (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

     On August 17, 2005, Nalco LLC sold an aggregate of 29,000,000 shares of
Common Stock pursuant to an underwritten offering registered on the registration statement on Form S-1 (File No. 333-126642) filed by the Issuer with the
Securities and Exchange Commission on July 15, 2005 (thereafter amended on
August 2, 4, 9 and 12, 2005, as amended, the "Registration Statement").

     On August 18, 2005, the underwriters of the offering, exercised their over-allotment option to purchase an additional 4,350,000 shares of Common Stock from Nalco LLC. The closing of such sale occurred on August 22, 2005. Following such sales, Nalco LLC is the record holder of 57,202,258 shares of Common Stock, which represents approximately 40.4% of the outstanding Common Stock of the
Issuer.

                                   Page 3 of 5

          (a) See the information contained on the cover pages to this
     Amendment No. 2 to Schedule 13D, which is incorporated herein by reference.
     The percentage of the class beneficially owned by Nalco LLC is based on
     141,663,369 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in the Registration Statement.

          (b) See the information contained on the cover pages to this Amendment
     No. 2 to Schedule 13D, which is incorporated herein by reference.

          (c) Except for the information set forth herein, or incorporated by reference herein, Nalco LLC has not effected any transaction relating to the Common Stock during the past 60 days.

          (d) In accordance with the terms of the Nalco LLC Limited Liability
     Company Operating Agreement, and if approved by the board of directors of
     Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

          (e) Not applicable.

                                   Page 4 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:      August 24, 2005              NALCO LLC

                                        By: /s/ Stephen N. Landsman
                                        ---------------------------------------
                                        Name:  Stephen N. Landsman
                                        Title: Vice President, General Counsel &
                                               Corporate Secretary

                                   Page 5 of 5